UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

LIBERTY MEDIA CORPORATION

(Name of Issuer)

1.             Liberty Media Corporation Series A Common Stock, par value $0.01 per share (“Series A Common Stock”).

2.             Liberty Media Corporation Series B Common Stock, par value $0.01 per share (“Series B Common Stock”).

(Title of Class of Securities)

1.             Series A Common Stock:               530 718 105

2.             Series B Common Stock:               530 718 204

(CUSIP Number)

Raymond L. Sutton, Jr.
Baker & Hostetler LLP
303 East 17th Avenue, Suite 1100
Denver, Colorado  80203

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. Series A Common Stock: 530 718 105 Series B Common Stock: 530 718 204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Estate of Bob Magness

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A Common Stock 98,124,270(1) Series B Common Stock 70,850,108

	8.	Shared Voting Power Series A Common Stock 0 Series B Common Stock 0

	9.	Sole Dispositive Power Series A Common Stock 98,124,270(1) Series B Common Stock 70,850,108

	10.	Shared Dispositive Power Series A Common Stock 0 Series B Common Stock 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock 98,124,270(1) Series B Common Stock 70,850,108

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.6% of Series A Common Stock 32.6% of Series B Common Stock

14.	Type of Reporting Person (See Instructions) OO

(1)  Series B Common Stock is convertible at any time on a one-for-one basis into Series A Common Stock.  See Item 5 below.  The numbers of shares of Series A Common Stock shown in rows 7 through 11 above assume that the shares of Series B Common Stock shown in rows 7 through 11 above have been converted into shares of Series A Common Stock.

Item 1.	Security and Issuer
No Change.

Item 2.	Identity and Background
No Change.

Item 3.	Source and Amount of Funds or Other Consideration

On November 12, 2003, Liberty Media Corporation (the “Company”) acquired all of the issued and outstanding capital stock of Liberty Satellite & Technology, Inc. (“LSAT”) not then owned by the Company.  Each LSAT stockholder, other than the Company, received 0.2750 shares of Series A Common Stock for each share of LSAT Series A or Series B common stock held.  The reporting person was a stockholder of LSAT and acquired 88,187 shares of Series A Common Stock in exchange for its LSAT Series A and Series B common stock.  The Series A Common Stock and the Series B Common Stock of the Company collectively are referred to herein as the “Company Securities”.

Item 4.	Purpose of Transaction
The reporting person acquired 88,187 shares of Series A Common Stock in exchange for its LSAT Series A and Series B common stock as discussed in Item 3.

On February 25, 2004, the personal representative of the reporting person and certain other parties entered into a definitive stock exchange agreement with the Company pursuant to which the Company agreed to acquire 70,850,108 shares of Series B Common Stock owned by the reporting person in exchange for Series A Common Stock on the basis of 1.0975 shares of Series A Common Stock for each share of Series B Common Stock.  Upon completion of this transaction, the reporting person will cease to own any Series B Common Stock of the Company and, consequently, the Call Agreement and Shareholders Agreement will cease to be binding upon the reporting person.

The parties intend to close the exchange of stock on March 4, 2004, unless any condition to closing set forth in the stock exchange agreement is not satisfied on that date.  If the exchange of stock cannot be effectuated prior to May 21, 2004, then either party, if it is not in breach of the stock exchange agreement, may terminate the stock exchange agreement and the 70,850,108 shares of Series B Common Stock will remain subject to the terms of the call agreement.

On February 25, 2004, the personal representative of the reporting person agreed to distribute to the trustees of the Kim Magness Family Irrevocable Trusts after the closing of the previously discussed transactions 8,560,500 shares of Series A Common Stock.

Except as set forth in this Item 4, the reporting person has no present plan or proposal that relates to or would result in:

(a)           the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; except that, the personal representative intends to sell or otherwise dispose of the Company Securities (i) as may be required to pay the expenses of administration and other liabilities of the reporting person, including the reporting person tax liabilities, (ii) as may be required of the personal representative in fulfillment of his fiduciary duties to the reporting person, and (iii) as may be required to effect the distribution of the assets of the reporting person to the beneficiaries of the reporting person;

(b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)           any change in the present board of directors of the Company or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company’s business or corporate structure;
(g) changes in the Company’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person;

(h)           causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a) The aggregate number and percentage of Company Securities beneficially owned by the reporting person are as follows:

Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class Power(1)

Series A Common Stock	98,124,270	(2)(3)	3.6%

Series B Common Stock	70,850,108	(3)	32.6%

(1)                                  Based on 2,669,835,166 shares of Series A Common Stock, and 217,100,515 shares of Series B Common Stock outstanding on December 31, 2003.

(2)                                  Series B Common Stock is convertible at any time on a one-for-one basis into Series A Common Stock.  The numbers of shares of Series A Common Stock shown in this Item 5 assume that the shares of Series B Common Stock have been fully converted into shares of Series A Common Stock.

(3)                                  Each share of Series B Common Stock is entitled to 10 votes per share and each share of Series A Common Stock is entitled to one vote per share.

(b) The following indicates for the reporting person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the shares:

Class of Security	Sole Voting Power	Shared Voting Power

Series A Common Stock	98,124,270	0
Series B Common Stock	70,850,108	0

Class of Security	Sole Dispositive Power	Shared Dispositive Power

Series A Common Stock	98,124,270	0
Series B Common Stock	70,850,108	0

(c) The transactions described in Item 4 are the only transactions effected during the last sixty days by the reporting person.

(d)           No person is known by the reporting person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the contracts, arrangements and understandings previously disclosed, the reporting person has entered into a definitive stock exchange agreement with the Company regarding the acquisition by the Company of 70,850,108 shares of Series B Common Stock owned by the reporting person and the distribution by the reporting person to the Kim Magness Family Irrevocable Trusts of 8,560,500 shares of Series A Common Stock, as discussed in Item 4.

Upon completion of the transaction described in Item 4, the Call Agreement and Shareholders Agreement will cease to be binding upon the reporting person.

Item 7.	Material to Be Filed as Exhibits
1. Stock Exchange Agreement, dated as of February 25, 2004, among the Company, the reporting person and certain other parties.
2. Distribution Agreement, dated as of February 25, 2004, between the reporting person and the Kim Magness Family Irrevocable Trusts.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2004

ESTATE OF BOB MAGNESS

/s/ Gary Magness
By: Gary Magness, as Personal Representative